David De Gregorio
Regulatory Policy and Management
Chief Counsel

VIA ELECTRONIC MAIL AND FEDERAL EXPRESS

December 27, 2012

Glenn J. Chamandy
President & Chief Executive Officer
Gildan Activewear Inc.
600 de Maisonneuve West, 33rd floor
Montreal (Quebec) H3A 3 J2 Canada

Re: Annual Meeting of Gildan Activewear Inc.

Dear Mr. Chamandy:

Pursuant to Section 303A.13 of the New York Stock Exchange (the "Exchange") Listed Company Manual (the "Manual"), this letter constitutes a public reprimand by the Exchange to Gildan Activewear Inc. (the "Company") as a result of its failure to provide timely notification to the Exchange of the record date for the Company's upcoming annual meeting scheduled for February 7, 2013.

Sections 204.21 and 401.02 of the Manual require that a company provide "immediate notification" to the Exchange of the dates set in connection with the calling of any meeting of shareholders, and requires a "minimum of ten days' notice" prior to the record date, including any change in a record date. The Company set a record date of December 13, 2012 for its annual meeting to be held on February 7, 2013. The Company acknowledged that it notified the Toronto Stock Exchange, the principal trading market for the Company's common shares, of the record date on November 8, 2012. However, due to an administrative error, the Company did not report this information to the Exchange until December 21, 2012. The Company therefore failed to make a timely notification to the Exchange pursuant to Sections 204.21 and 401.02.

The Exchange has accordingly determined that the Company violated one of the Exchange's listing standards by setting a record date without proper notice to the Exchange. The Company's failure to comply with the Exchange's listing standards is a serious matter. Section 303A.13 of the Manual allows the Exchange to issue a public reprimand letter to a listed company that has violated a listing standard as an alternative to suspending trading in or delisting the listed company. In determining to issue a public reprimand letter and not initiate the delisting of the Company's securities, the Exchange took into consideration, among other things, the fact that the Company has not fallen below the financial and other continued listing standards provided in Chapter 8 of the Manual or failed to comply with the audit committee standards set out in Section 303A.06;1 the Company's representation that the error was inadvertent; and the fact that this is the first time the Company has failed to satisfy the notice requirements of Sections 204.21 and 401.02.

In issuing this public reprimand letter, the Exchange does not take any position regarding whether the Company has complied with any state or federal law that might be applicable to the conduct of its annual meeting or the effectiveness of any votes solicited or taken at that meeting. The Exchange also takes no position on the effect, if any, of the Company's failure to comply with the provisions of the Manual on the conduct of the Company's annual meeting or the effectiveness of any votes solicited or taken at that meeting. Pursuant to the terms of Section 303A.13 of the Manual, this public reprimand letter is subject to public disclosure. Please inform the Exchange when that disclosure is made and the means by which disclosure is made. If you have questions about this letter, please do not hesitate to contact me directly.

Sincerely,

/s/ David De Gregorio

David De Gregorio

c.c. (Via Electronic Mail): Lindsay Matthews, Esq. Vice President and General Counsel

1 The Commentary to Section 303A.l3 states that issuance of a public reprimand letter "is not intended for use in the case of companies that fall below the financial and other continued listing standards provided in Chapter 8 of the Listed Company Manual or that fail to comply with the audit committee standards set out in 303A.06."